MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding ("Memorandum") is entered into on this , 25thday May, 2007, by and among SinoFresh HealthCare, Inc. (SinoFresh) and a group of investors to be named (The Financial Group-or "Nominee" or "Investors") hereto, collectively, (the "Parties") and sets forth those points upon which the Parties have agreed in principle. This Memorandum confirms the Parties' joint intentions to finalize details and execute final documentation related to an investment in SinoFresh by the The Financial Group pursuant to the following terms:

1.	Investment - An initial investment by the The Financial Group, of Five Million
($5,000,000-00) USD in consideration of Twenty Five Million (25,000,000)
Common shares of stock in SinoFresh HealthCare, Inc., said investment to be allocated as follows:

2.	To Immediate Advance - A total of One Hundred Fifty Thousand ($150,000.00)

USD shall be advanced upon execution of this agreement to SinoFresh.   In
consideration for the $150,000.00 advance, Seven   Hundred Fifty Thousand
(750,000) Common shares shall be granted to The Financial Group. Registration rights, (SB :2), shall be filed in conjunction with this conveyance.

3.       Upon Closing:

a.	Of the Initial Five Million ($5,000,000.00) USD commitment, after setting aside the One Hundred Fifty Thousand ($150,000.00) USD described in paragraph (2) above, the remaining Four Million Eight Hundred Fifty

Thousand ($4,850,000.00) USD will be allocated as follows:

b.	Two Million Eight Hundred Fifty Thousand ($2,850,000.00) USD shall be invested in SinoFresh, which amount, in addition to the One Hundred

Fifty Thousand ($150,000.00) USD described in paragraph (2) above shall constitute a total investment of Three Million ($3,000,000.00) USD in

SinoFresh. SinoFresh guarantees, upon closing, that the debenture holders shall be paid in full. It is further agreed, if the debenture holders wish to accept the principal amount of their note in full, amounting to approximately One Million Five Hundred Thousand ($1,500,000.00) USD, and re-invest their interest and penalties, approximately Five Hundred Thousand ($500,000.00) USD, they shall be given that right

SinoFresh further agrees as to the approximate following Use of Proceeds:

1.  Completion of the Phase n components of Drug Development for Antibiotic Resistant Staphylococcus Aureus (MRSA). An amount budgeted approximately at One Million Two Hundred Thousand ($1,200,000.00) USD.

2.	Sales and Marketing budgeted at One Million Two Hundred

Thousand ($1,200,000.00) USD

3.	Unsecured Debt budgeted at Seven Hundred Thousand

($700,000.00) USD.

4.	The remaining Two Hundred Fifty ($250,000.00) USD budgeted to

Product Manufacturing and Operational needs supplemented by

revenue generated from the SinoFresh national distribution system

(25,000 points of retail purchase).

5.	Three (3) Board seats on a five (5) member Board of Directors for

SinoFresh Healthcare, Inc.

(NOTE: If the Debenture Holders elect not to participate with an equity arrangement, all budgets will be adjusted accordingly.)

c. In consideration for an additional Two Million ($2,000,000.00) USD investment, The Financial Group shall be granted Fifty Percent Interest (50%), in profits generated from ALL foreign sales. This shall include but not be limited to: Technology Transfer Fees, Royalties, Licensing Fees or any other funds received in connection with a SinoFresh transaction. These fees are considered to be a "Net" amount as opposed to a "Gross" amount) allowing for certain agreed upon expenses to be deducted such as Regulatory Administration, Patent Maintenance, Travel associated with Foreign Partnering, Technology Transfer, and other related expenses.

In further consideration of the above representations, The Financial Group shall receive the following considerations:

1.	If the need arises, and is agreed upon by both parties, to form a new entity for foreign transactions, in addition to conditions set forth above, The

Financial; Group shall receive three (3) board seats on a five (5) member board for any such entity.

2.	It is agreed upon, SinoFresh shall provide a list of all unsecured debtors listing the amount of discount agreed upon by both the Creditor and

3.  The Financial Group shall have full access to the Patents, Technology, Scientific Pursuits, and any other related resources associated with SinoFresh products. SinoFresh further agrees not to encumber any such resources'" without the full approval of The Financial Group. These rights shall apply to all SinoFresh staff, Board Members, affiliates and pertain to issues, past, present, and the future.

4. Closing. Unless mutually extended by agreement of all the patties, closing shall occur within, but no later than, 45 days from the date set forth below, in the offices of Otto Law * Group, Seattle Washington or at a mutually acceptable designated address in San Francisco, j. California Bay area.   ...

Closing period is get forth to allow due diligence for the parties to review documents by Dubai/Middle East counsel.   .

5. Representations and Warranties of the Parties

To induce Investors to enter into and perform this Agreement, the parties mutually represent and warrant as follows:

a.        Organization, Good Standing, etc. - Sinofresh is a corporation duly organized, validly existing and in good standing under the laws of the State of

Florida. SinoFresh has all requisite corporate power and authority to own, operate and lease its assets and to carry its business as now being conducted. Sinofresh is duly -qualified, to do business, and is in good standing in the jurisdictions required.

b.             Corporate Authority

Sinofresh and Investors have full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to preform its obligations hereunder and thereunder. The execution and delivery by the parties of this Agreement and the Ancillary Agreements, the performance by the parties of its obligations hereunder and thereunder, and the consummation by the parties of the transactions contemplated hereby and thereby have been duly authorized, by all necessary corporate action, and constitute valid and binding obligations of parties, enforceable against each other in accordance with their terms.

c.           No Conflict

The execution, delivery arid performance of this Agreement or the Ancillary Agreements by Buyer and the consumination of the transactions contemplated hereby or thereby will not (a) violate, conflict with, or result in any breach of, any provision of the parties charter documents; or (b) violate, conflict with, result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would, constitute a default) under any Contract or Judgment to which the parties are a party or by which they are bound; violate any applicable law, statute, rule, ordinance or regulation of any Governmental Body; or (d) violate or result in the suspension, revocation, modification, invalidity or limitation of any Permit relating to the Parties business; or (e) give any party with rights under any Contract, Judgment or other restriction to which the parties are a party or by which it is bound or which relates to its business, the right to terminate, modify or accelerate any rights, obligations or performance under such Contract, Judgment or restriction.

d.        Consents and Approvals

No consent, approval or authorization of, or declaration, filing or registration with,

 MEMORANDUM OF UNDERSTANDING SINOFRESH HEALTHCARE,  INC-AUGUST 6, 2004-3

any Governmental Body is required for the execution, delivery and performance by the patties of this Agreement and the Ancillary Agreements to which they are a party and for the consummation by the parties of the transactions contemplated hereby and thereby, and the parties have obtained the approval of the holders of the requisite number of shares of the parties capital stock required to approve this Agreement and the Ancillary Agreements and the transactions contemplated herein and therein, including, without limitation, issuance of the shares representing the investment Consideration, and no other consent, approval or authorization of any third party is required for die execution, delivery and performance by the Parties of this Agreement and the Ancillary Agreements.

e.              Absence of Certain Changes.

Since December 31, 2006, SinoFresh has conducted its business in the ordinary course consistent with past practice and there has not occurred (a) any change, event or condition (whether or not covered by insurance) that has resulted in, or could reasonably be expected to result in, a Material Adverse Effect on Investor; (b) any acquisition, sale or transfer of any material asset of SinoFresh odier than in the ordinary course the business and consistent with past practice; (c) any change in accounting  methods or practices (including any change in depreciation or amortization policies  or rates) by SinoFresh or any revaluation by SinoFresh of any of its assets; (d):any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of SinoFresh or any direct or indirect redemption, purchase or other acquisition by SiaoFresh of any of its shares of capital stock} (e) any material Contract entered into by SinoFresh, other than in the ordinary course of business and as provided to Invester or its counsel, or any material amendment or termination of, or default under, any material Contract to which SinoFresh is a party or by which it is bound; (f) any amendment or change to the Articles of Incorporation or Bylaws of SinoFresh; (g) any increase in or modification of the compensation or benefits payable or to become payable by SinoFresh to any of its directors, officers or employees; or (h) any negotiation, or agreement by SinoFresh to do any of the things described in the preceding clauses (a) through (h) (other than negotiations -with The Investors and its representatives regarding die transactions contemplated by this Agreement).

f.              Taxes

All Tax' obligation of SinoFresh have been timely paid, and, except as reflected in the Financial Statements, SinoFresh has no liability for any Tax obligation.

SinoFresh has performed the obligations required to be performed by it under all material Contracts, and no breach or default by SinoFresh of any provision thereof, nor any condition or event that, with notice or lapse of time or both, would constitute such a breach or default, has occurred. No breach or default by any other party to any such material Contract of any provision thereof, nor any condition or event that, with notice or lapse of time or both, would constitute such a breach or default, has occurred. SinoFresh has not received any notice of any modification, termination or cancellation of any such material

MEMORANDUM OF UNDERSTANDING SINOFRESH HEALTHCARE,  INC-AUGUST 6, 2004-3

Contract and knows of NO intent to effect the same or any reasonable basis therefor. No consent, approval or authorization of any third party is required as a result of the transactions contemplated under this Agreement, and all such material Contracts will continue to be binding on the other parties thereto following the Closing. SinoFresh has no reason to believe that any obligations that remain to be performed under any such material Contract cannot be fulfilled. No such material Contract will result in a material loss to or have a material adverse effect on the assets or the conduct, business, operations, properties, condition (financial or otherwise) or prospects of SinoFresh, and there is no dispute with any party under any such material Contract.

h. Claims and Legal Proceedings

There are no Claims pending or threatened against the Parties, before or by any Governmental Body or nongovernmental department, commission, board, bureau, agency or instrumentality or any other person. To The Parties knowledge, there is no valid basis for any Claim, adverse to the parties by or before any Governmental Body or nongovernmental department, commission, board, bureau, agency or instrumentality, or any other person. There are no outstanding or unsatisfied judgements, orders, decrees or stipulations to which the Parties is a party, that would, alone or in the aggrecate, or could reasonably be expected to have, a Material Adverse Effect on the Parties.

I. Labor Matters

There are no disputes, employee grievances or disciplinary actions pending or threatened between Sinofresh and any employees of Sinofresh. SinoFresh has complied in all respects with all provisions of all laws relating to the employment of labor and has no liability for any arrearages of wages or Taxes or penalties for failure to comply with any such laws.   SinoFresh has no knowledge of any organizational efforts presently being  made or threatened by or on behalf of any labor union with respect to any employees of SinoFresh.

j. Intellectual Property Rights

Sinofresh owns all right, title and interest in and has legally enforceable rights to exclusive  use and exploit without limitation all Intellectual Property used or useful in the business of SinoFresh free and clear of all Encumbrances. No Person other than SinoFresh has any right, claim or respect to any such IP

Sinofresh is not in breach of any license, sublicense or other agreement relating to its IP. Neither the execution, delivery or performance of thisAgreement or any of Ancillary Agreements, nor the consummation of the transactions contemplated hereby will contravene, conflict with or result in an infringement on SinoFresh's right to own or use any IP, including any licenses, sublicenses and other agreements to which SinoFresh is a party and pursuant to which they are authorized to use in its business.

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SINOFRESH HEALTHCARE,  INC-

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k. No Adverse Events

The Parties have no knowledge of any facts or circumstances that hinder or adversely affect, or in the future are reasonably likely to hinder or adversely affect, its assets or the conduct, business, operations, properties, condition (financial or otherwise) or prospects of the Parties. Furthermore, there has not been any material adverse change in, or any event, condition or contingency or any damage, destruction or loss (whether or not covered by insurance) that may result in any material adverse change in, the assets or the conduct, business, operations, properties, condition (financial or otherwise) or prospects of Buyer.

1. Compliance With Law

The Parties are and have been in compliance with all laws, statutes, rules, ordinances and regulations promulgated by any Governmental Body and all Judgments applicable to the ownership or operation of its assets or the conduct of its business. The parties have not received any notice of any alleged violation (whether past or present and whether remedied or not), nor are they aware of any basis for any claim of any such violation of any such law, statute, rule, ordinance, regulation or Judgment. There is no law, statute, rule, ordinance or regulation promulgated by anyGovermental Body or any Judgment that materially and adversely affects or is reasonably expected to have a Material Adverse Effect on the Parties.

m. Permits and Qualifications

All permits that are required for the ownership or operation of Parties assets or the conduct of its business have been obtained by the parties, are in full force and effect.
The Parties are and.have been in compliance with all such Permits, and the Parties have not received any notice of any alleged violation (whether past or present and whether remedied or not) of, nor any threat of the suspension, revocation, modification, invalidity or limitation of, any such Permit, nor are the Parties aware of any basis for any claim of any such violation or any such threat.

n. Insurance

The Parties maintain and have maintained adequate insurance protection against all liabilities, Claims and risks against which they believes customary for corporations engaged in the same or a similar business similarly situated to insure.

o. Brokerage
The Parties have not retained any broker or finder in connection with the transactions contemplated by this Agreement. Any brokerage or finder's fee due to any broker or finder in violation of the foregoing representation shall be paid by Sinofresh

p. Customers and Suppliers

No customers, suppliers, advertisers, reseller or distributor of SinoFresh is involved in, threatened with or affected by, any Claim, Judgment or circumstances that may affect the Assets or the conduct, business, operations, properties, condition (financial or

MEMORANDUM OF UNDERSTANDING

SINOFRESH HEALTHCARE,  INC-

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otherwise) or prospects of SinoFresh, (b) there is no indication that any customer, supplier, advertiser/reseller or distributor intends to terminate or modify its relationship with SinoFresh, and (c) the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not adversely affect the post-Closing relationship of SinoFresh with any customer or supplier of Buyer.

q. Full Disclosure

The Parties will disclose to each other in writing all material facts and information relating to the transaction, assets and the conduct of their business. None of the representations or warranties made by the Parties, nor any statement made in any schedule, exhibit or certificate furnished by the Parties as a condition to this Agreement contains, or will contain at the Closing, any untrue statement of a material fact, or omits or will omit at the Closing to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which made, not misleading.

6. Documentation - The parties agree that full documentation, in compliance with SEC regulations, shall follow execution of this MOU. The parties agree to exercise their best efforts to execute and deliver said documents in a timely manner consistent with the projected closing date.

7. Fees - Each party shall pay its own fees and expenses incident to closing date set forth herein.

8. Confidentiality -    The   Parties   to   this   Memorandum   agree   to   maintain   the

confidentiality of the existence and terms of this  Memorandum, including (without limitation) the nature and payment of consideration referred to in this Memorandum and to make no voluntary statement concerning this Memorandum, except as may be necessary for

the purposes of audit, tax returns, or other disclosures required by law.   The-Parties agree

that die provisions contained in this paragraph are legally binding and shall survive the termination, of this Memorandum or other indication by the Parties hereto of their intention not to proceed with the settlement

9. No Shop Agreement - The parties mutually agree to suspend discussions regarding investments in SinoFresh with parties other than each other up to and including me

"Closing Date", plus any extensions thereof, as set forth herein.

10.           Expression of Understanding - This Memorandum constitutes an expression of understanding relating to the parties intent and does not contain all matters upon which agreement must be reached A complete transaction will result only from the execution of

definitive agreements, subject to the terms and conditions  expressed therein.    This

Memorandum is not intended to be legally binding upon the Parties hereto, except to the

MEMORANDUM OF UNDERSTANDING SINOFRESH HEALTHCARE, INC AUGUST 6,2004 - 6

extent the provisions of the confidentiality acknowledgements in the preceding paragraph hereof are meant to be binding obligations,

11. Execution in Counterpart - This Memorandum may be signed in counterparts and be transmitted by facsimile, but may not be assigned -without the -written consent of all the parties hereto.

[Signature Page Follows]

SinoPrcsh Healthcare,

Agreed and accepted this 22nd day of May, 2007	By:	/s/ Charles Fust
Charles fust

The Financial Group, "Nominees" or "Investors"

	By:	/s/ Razek Azizi
Razek Azizi

By:	/s/ Abdul S. Rydhan
Abdul S. Rydhan